EXHIBIT 21.1

LIST OF SUBSIDIARIES

OF

ALTIRIS, INC.

Name	Place of Incorporation
Altiris Computing Edge, Inc.	Utah

Altiris Australia Pty Ltd.	Australia

Altiris GmbH	Germany

Altiris Services GmbH	Germany

Altiris Ltd.	United Kingdom

Altiris B.V.	Netherlands

Altiris S.A.R.L.	France

Altiris International Holdings B.V.	Netherlands

Altiris Singapore Pte Ltd	Singapore

Altiris AB	Sweden

OÜ Altiris Estonia	Estonia